SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

DUPONT 401(k) AND PROFIT SHARING PLAN

(FULL TITLE OF THE PLAN)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 MARKET STREET WILMINGTON,

DELAWARE 19898

(NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

DuPont 401(k) and Profit Sharing Plan

Dated: June 23, 2005

By:	/s/ Robert Slone
Robert Slone
Director
Global Rewards, Policy & Strategy and US Delivery

DuPont 401(k) and Profit Sharing Plan

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

DuPont 401(k) and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont 401(k) and Profit Sharing Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 23, 2005

DuPont 401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
Company stock fund	$339,291	$314,351
Mutual funds	3,683,883	2,437,333
Common/collective trust funds	2,344,269	2,009,417
Participant loans	103,906	101,092

Total investments	6,471,349	4,862,193

Receivables:
Dividends and interest	30	12

Total receivables	30	12

Cash	98,583	—

Net assets available for benefits	$6,569,962	$4,862,205

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions:
Investment income:
Net appreciation in fair value of investments	$418,964	$360,075
Interest and dividend income	187,318	56,565

	606,282	416,640

Contributions:
Participant	1,101,902	1,275,618
Employer	485,905	499,640

	1,587,807	1,775,258

Conversions in	—	2,805,908

Total additions	2,194,089	4,997,806

Deductions:
Benefits paid to participants	485,812	135,361
Administrative expenses	520	240

Total deductions	486,332	135,601

Net increase	1,707,757	4,862,205

Net assets available for benefits:
Beginning of year	4,862,205	—

End of year	$6,569,962	$4,862,205

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the DuPont 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan, which was effective January 1, 2003, is a defined contribution plan sponsored by E. I. du Pont de Nemours and Company (“Plan Sponsor”). Any eligible employees of the Plan Sponsor’s subsidiaries or general partnerships, which have adopted the Plan with the Plan Sponsor’s approval, are eligible to participate in the Plan. Currently, eligible employees, as defined in the Plan, of DuPont Holographics, Inc., DuPont Displays Solutions, Inc. (formerly known as Polar Vision, Inc.), and DuPont Displays, Inc. (formerly known as Uniax, Inc.), (collectively the “Employer” or the “Company”) are covered under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Plan Sponsor. In May and August 2003, the DuPont Holographics, Inc. 401(k) and Profit Sharing Plan, the Polar Vision, Inc. 401(k) Retirement Savings Plan, and The DuPont Displays, Inc. 401(k) Plan were merged into the DuPont 401(k) and Profit Sharing Plan.

The designated trustee of the Plan is Merrill Lynch Trust Co., FSB, (“Merrill Lynch”).

Eligibility

All employees of the Company are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company. Participation begins the first day of employment.

Contributions

Eligible employees may participate in the Plan by authorizing the Company to make before-tax payroll deductions of between 1 percent to 75 percent of their eligible earnings for deposit in the Plan. Participants who are or will attain age 50 by the end of the plan year may elect to contribute an additional amount as before tax catch-up contributions, in the amount permitted by law. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms. A participant may change his or her deferral election at any time.

The Company provides a matching contribution of 100 percent of the participant’s before-tax contributions that do not exceed 3 percent of their eligible compensation plus an additional matching contribution of 50 percent of any before-tax contributions that exceed 3 percent but do not exceed 5 percent of the participant’s eligible compensation.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

In addition, the Plan permits the Company to make a discretionary Profit Sharing Contribution. No such contribution was made for the years ended December 31, 2004 or 2003.

Upon enrollment in the Plan, a participant may direct employee, matching, and Profit Sharing contributions to certain investment options available. Participants may allocate the contributions among these investment options in multiples of 1 percent. Amounts earned for a participant’s account are credited to such participant’s current investment option.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the ratio of the balance of that participant’s investment option account to the sum of the balances of all participants’ investment option accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants have a fully and immediately vested interest in the portion of their accounts contributed by them, the Company’s Matching Contribution and in the earnings of such contributions. A participant’s vested interest in the Company’s Profit Sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
immediately upon participation	0%
1	33%
2	66%
3 or more	100%

In addition, a participant becomes 100 percent vested in all contributions upon attainment of normal retirement age (age 59 1/2) or disability or death while employed by the Employer.

Forfeited Accounts

Forfeitures of the Profit Sharing contributions may occur if a participant terminates or withdraws his or her Profit Sharing Contributions prior to the full vesting period. These forfeitures will be used, as defined in the Plan, to pay administrative expenses and may reduce the amount of future Employer contributions. There were no such forfeited amounts during the plan years ended December 31, 2004 and 2003.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their vested 401(k) and Matching fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator on a monthly basis. At December 31, 2004, the rates range from 5% to 11.5%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

In the case of normal retirement, retirement due to permanent disability or termination of employment, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution or in installments payable in cash or in kind, or part in cash and part in kind over a period not to exceed the expected future lifetime, or the joint expected future lifetime (based on actuarial tables) of the participant and their spouse.

Withdrawals

A withdrawal of all or a portion of a participant’s account may be made under certain conditions including election by the participant after attaining age 59½, separation from service, death or disability, or Plan termination. Withdrawals of employee contributions for undue financial hardship are also permitted. Withdrawals are subject to federal income taxes.

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2004 and 2003, the Plan paid $520 and $240 in administrative expenses, respectively. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investment shall be included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end. Shares of common and collective trust funds are valued at net unit value, which is based upon the value of the underlying securities as determined by the trustee at year-end. The DuPont Stock Fund is valued at its year-end unit closing price (defined as the year-end market price of common stock plus the uninvested cash position). Participant loans and short-term investments are valued at cost which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of the DuPont Stock Fund securities are based on average cost on the securities sold. Purchases and sales of investments are recorded on a trade-date basis. Capital gain distributions are included in dividend income.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

Investments that represent more than 5% of the net assets available for benefits were as follows:

	December 31,
	2004	2003
Merrill Lynch Equity Index TR Tier 6	$331,474	$231,172
Merrill Lynch Retirement Preservation Trust	1,793,236	1,661,762
MFS Total Return Fund	541,936	400,786
Templeton Growth Fund A	412,396	255,872
Franklin Balance Sheet	856,255	465,677
ML Basic Value Fund Class I	392,110	294,276
DuPont Stock Fund	339,291	314,351

During the year ended December 31, 2004, and 2003, the Plan’s investments, including realized and unrealized gains and losses, appreciated in value as follows:

	2004	2003
Company stock funds	$22,484	$26,299
Mutual funds	334,260	287,943
Common/collective trust funds	62,220	45,833

	$418,964	$360,075

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

NOTE 4 – TAX STATUS

The Plan Sponsor has adopted the Merrill Lynch Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (the “Merrill Lynch Prototype Plan”). The Merrill Lynch Prototype Plan received an Opinion Letter from the IRS dated June 4, 2002 stating that the form of the plan is acceptable under section 401(a) of the Internal Revenue Code for use by employers for the benefit of their employees. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Stock Fund investment option. The Plan held 6,917.2556 and 6,850.0881 shares of E. I. du Pont de Nemours common stock as of December 31, 2004 and 2003, respectively. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$6,569,962	$4,862,205
Less: Amounts allocated to withdrawing participants	(98,583)	—

Net assets available for benefits per the Form 5500	$6,471,379	$4,862,205

Year Ended December 31, 2004
Benefits paid to participants per the financial statements	$485,812
Amounts allocated to withdrawing participants at December 31, 2004	98,583

Benefits paid to participants per the Form 5500	$584,395

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the profit sharing contributions.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

DuPont 401(k) and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Current Value
*	Merrill Lynch Small Cap Index CT Tier 2	Common/Collective Trusts	$173,694
*	Merrill Lynch Equity Index TR Tier 6	Common/Collective Trusts	331,474
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trusts	45,865
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trusts	1,793,236

	Total common/collective trust funds		$2,344,269

*	Merrill Lynch International Value Fund Class A	Registered Investment Company	$50,633
	Franklin Small-Mid Cap Growth Fund Class A	Registered Investment Company	300,239
*	Merrill Lynch Fundenemental Growth Fund Class I	Registered Investment Company	252,498
*	Merrill Lynch Global Growth Fund Class A	Registered Investment Company	41,874
	MFS Total Return Fund	Registered Investment Company	541,936
	Templeton Growth Fund A	Registered Investment Company	412,396
	AIM Premier Equity Fund A	Registered Investment Company	138,465
	AIM Equity Constellation Fund	Registered Investment Company	85,584
	Franklin Balance Sheet	Registered Investment Company	856,255
	Templeton Foreign Fund	Registered Investment Company	141,240
	Franklin Custody Fund Inc Growth	Registered Investment Company	113,162
	MFS Research Fund	Registered Investment Company	93,838
*	ML Balanced Capital Fund Class I	Registered Investment Company	263,653
*	ML Basic Value Fund Class I	Registered Investment Company	392,110

	Total mutual funds		$3,683,883

*	DuPont Stock Fund	Company Stock Fund	$339,291

*	Participant loans	5% to 11.5%	$103,906

	TOTAL ASSETS (held at year end)		$6,471,349

*	Party-in-interest